File No. 812-______
UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Amended Order under Section 6(c) of the Investment
Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d)
and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the
Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J)
granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of
ETSpreads, LLC
Exchange Traded Spreads Trust
44 Montgomery Street, Suite 2100
San Francisco, California 94104

ALPS Distributors, Inc.
1290 Broadway, Suite 1100
Denver, CO 80203

Please send all communications to:

Stephen C. Rogers
ETSpreads, LLC
44 Montgomery Street, Suite 2100
San Francisco, CA 94104

Copies to:

W. Thomas Conner, Esq.
Sutherland Asbill& Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

July 13, 2011

Page 1 of 27 sequentially numbered pages (including exhibits)

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Table of Contents

I.	Introduction	3
II.	Background	5
A.	The Applicants	5
III.	Applicants’ Proposal	6
A.	Equity Funds	6
B.	Fixed Income-Equity Funds	7
C.	Spread Funds	9
D.	Self-Indexing Funds	11
IV.	In Support of the Application	19
A.	Summary of the Application	19
B.	Trading History of Similar Products	20
V.	The Product Does Not Raise Concerns	20
A.	Arbitrage Mechanism	21
B.	Investor Uses and Benefits of Products	21
VI.	Request for Exemptive Relief	21
VII.	Express Conditions to This Application	21
VIII.	Names and Addresses	22
IX.	Procedural Matters, Conclusions and Signatures	23
A.	Exchange Traded Spreads Trust	23
B.	ETSpreads, LLC	23
C.	ALPS Distributors Inc.	24
X.	Exhibit A – Verification of Application and Statement of Fact	25

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I.	Introduction
In this Application (“Application”), the undersigned applicants, ETSpreads, LLC (referred to herein as “ETSpreads,” or the “Adviser”), Exchange Traded Spreads Trust (the “Trust”) and ALPS Distributors, Inc. (the "Distributor" and collectively with ETSpreads and the Trust, the “Applicants”)1 apply for and request an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend a prior order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Prior Order”).2

The Prior Order permitted, among other things:

(i)
Series of an open-end management investment company (each a “Fund”, as defined below, and collectively the “Funds”) to issue their shares (“Shares”) redeemable in large aggregations only (“Creation Units”);

(ii)	secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange (an “Exchange”) such as NYSE Arca;

(iii)	relief from the seven (7) calendar day redemption requirement for certain Funds under certain circumstances;

(iv)	certain affiliated persons of the Funds to deposit securities into, and receive securities from, such Funds in connection with the purchase and redemption of aggregations of Shares of such Funds;

(v)	Acquiring Funds (as defined in the Prior Application) to acquire shares of certain funds beyond the limits of Section 12(d)(1)(A) of the Act; and

(vi)
certain funds and/or any broker registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to sell shares to Acquiring Funds beyond the limits of Section 12(d)(1)(B) of the Act.

Applicants seek to amend the Prior Order as described below. Applicants propose to:

(i)
amend the definitions of the terms “Underlying Index” and “Index”, defined in the Prior Application as a specified fixed income securities index, to include indexes that are comprised of domestic and foreign equity securities (“Equity Indexes” or “Underlying Equity Indexes”), which would allow the Trust to issue Shares of Funds based on stated Underlying Equity Indexes (“Equity Funds”) under the terms and conditions of the Prior Order except as otherwise expressly described below in Section III.A. of this Application;

(ii)
further amend the definitions of the terms “Underlying Index” and “Index” to include indexes that are comprised of a combination of fixed income securities and equity securities (“Fixed Income-Equity Indexes”), to permit the Trust to issue Shares of Funds based on stated Underlying Fixed Income-Equity Indexes (“Fixed Income-Equity Funds”) under the terms and conditions of the Prior Order except as otherwise expressly described below in Section III.B. of this Application;

(iii)
further amend the definitions of the terms “Underlying Index” and “Index”, defined in the Prior Application as a specified fixed income securities index, to include indexes that focus on certain component characteristics of specified securities (“Spread Indexes”), which would allow the Trust to issue Shares of Funds based on stated Underlying Spread Indexes (“Spread Funds”) under the terms and conditions of the Prior Order except as otherwise expressly described below in Section III.C. of this Application;

1 All existing entities that intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application.
2 Applicants previously submitted an application with the Commission (File 812-13774) (the “Prior Application”) on May 18, 2010, as amended on September 27, 2010 and December 9, 2010, requesting relief with respect to the offering of funds based on indexes of fixed income securities. The Prior Order was noticed in Release IC-29501 dated November 18, 2010 and granted in Release No. IC-29525 dated December 14, 2010.

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(iv)
further amend the definitions of the terms “Underlying Index” and “Index” to include indexes created, compiled, sponsored, or maintained by an Index Provider (as defined in the Prior Application) that is an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, the Adviser, the Distributor, a promoter, or any Sub-Adviser to the Funds (each a “Self-Indexing Fund”).

The requested relief with respect to the:

(i)	Equity Funds is very similar to the prior relief granted by the Commission to other exchange-traded funds holding equity securities, such as the Schwab Strategic Trust3;

(ii)	Fixed Income-Equity Funds is very similar to other exchange-traded funds holding both fixed income and equity securities, such as the PIMCO ETF Trust, and HealthShares ™ Inc.4;

(iii)
Spread Funds is similar to the prior relief granted by the Commission to other exchange-traded funds which include the use of short positions, such as the ProShares Trust5 and Rafferty Asset Management6, except the Spread Funds do not intend to seek leveraged returns;

(iv)
Self-Indexing Funds is very similar to the prior relief granted by the Commission to exchange-traded funds (“ETFs”) issued by the Market Vectors ETF Trust7 (“Market Vectors”); the Claymore Exchanged-Traded Fund Trust, the Claymore Exchanged-Traded Fund Trust 2, and the Claymore Exchanged-Traded Fund Trust 38  (collectively “Claymore Trust”); the WisdomTree Trust9 (“WisdomTree Trust”); and IndexIQ ETF Trust10 (“IndexIQ”).

Except as specifically noted herein, all representations and conditions contained in the Prior Application relating to the operation of the Funds are equally applicable to any Funds relying upon the Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund; and the proposed transactions are consistent with the general purposes of the Act, and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

3 Charles Schwab Investment Management, Inc. et al., Investment Company Act Release Nos. 28933 (Oct. 1, 2009) (notice) and 28983 (Oct. 23, 2009) (order).
4 Pacific Investment Management Company LLC et al., Investment Company Act Release Nos. 28949 (Oct. 20, 2009) (notice) and 28993 (Nov. 10, 2009) (order); HealthShares, Inc., et al., Investment Company Act Release Nos. 27844 (May 29, 2007)(notice) and 27871 (June 21, 2007)(order) (“HealthShares Order”).
7 Market Vectors ETF Trust, et al., Investment Company Act Release Nos. 29455 (October 1, 2010)(release) and 29490 (October 26, 2010) (order)(“Market Vectors Order”).
8 Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 29458 (October 7, 2010)(release) and 29494 (November 2, 2010) (order)(“Claymore Order”).
9 WisdomTree Investments Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order) (“WisdomTree Order”).
10 IndexIQ ETF Trust, et al., Investment Company Act Release Nos. 28638 (February 27, 2009) (notice) and 28653 (March 20, 2009) (order) (“IndexIQ Order”).

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Applicants request that the Order apply to the Initial Fund as defined in the Prior Application (the “Initial Fund”) and to any additional series of the Trust and any other open-end management investment company or series thereof that may be created in the future  (each, a “Future Fund” and collectively, the “Future Funds” and, together with the Initial Fund, each a “Fund” and collectively the “Funds”). Each Future Fund will be advised by the Adviser or an entity controlling, controlled by, or under common control with, the Adviser. Any Future Fund relying on any Order granted pursuant to this Application will comply with the terms and conditions of the Prior Order, as amended by this Application.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	Background

A.	The Applicants

1.	The Trust
The Trust is a Delaware statutory trust registered under the Act as an open-end management investment company. The Trust is authorized to offer an unlimited number of series. The Trust will offer and sell its securities pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the Act (“Registration Statement”). The Trust intends to create new diversified or nondiversified Funds, each of which will be offered pursuant to the same terms, provisions and conditions of the Prior Order, as amended by this Application. Each Fund will consist of a portfolio of securities (“Portfolio Securities”) selected to correspond generally to the total return of a specified index.

2.	The Adviser
ETSpreads, LLC is the investment adviser to the Trust. The Adviser is a California limited liability company, with its principal office in San Francisco, California. The Adviser is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).The Adviser, subject to the oversight and authority of the Board of Trustees of the Trust (the “Board”), will develop the overall investment program for each Fund. The Adviser will arrange and oversee the provision of necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund. Applicants note that affiliates of the Adviser may be hired to provide other services, such as administration, custody, distribution, or transfer agency services, to the Funds, subject to the Board’s approval. The Adviser may enter into sub-advisory agreements with one or more investment advisers each of which will serve as sub-adviser to a Fund (each, a “Subadviser”). Each Subadviser will be registered under the Advisers Act.

3.	The Distributor
ALPS Distributors, Inc. will act as the distributor and principal underwriter of the Creation Units of Shares. The Distributor is registered as a broker-dealer under the Exchange Act. The Distributor will distribute Shares on an agency basis. The Distributor is not, and will not be, affiliated with any Exchange. The Distributor will be identified as such in the current prospectus (“Prospectus”) for each Fund.11

11 Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009)(the “Form N-1A Amending Release”) before offering shares.

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III.	Applicants’ Proposal

A.	Equity Funds

1.	General
As stated above, it is anticipated that certain of the Funds will be based on Indexes which are comprised of equity securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in US markets (“Domestic Indexes”). Other Funds will be based on Indexes which are comprised (i) exclusively of equity securities issued by non-domestic issuers in international, global, emerging and/or frontier markets and (ii) of equity securities issued by both such non-domestic and domestic issuers (“International Indexes”). Equity Funds may be based on Domestic Indexes as well as International Indexes. Applicants believe that this amendment will allow the Trust to offer an array of Funds based on Equity Securities to potential investors who are interested in exposure to this class of investment.

Each Equity Index will be an equity index developed by either [TBD] and derived from the application of their Rules-Based Process (as defined below) or by a third-party, non-affiliated index provider.

Therefore, Applicants propose to amend the Prior Application to permit the Trust to issue Shares of Equity Funds based on their Underlying Indexes and to issue their Shares under the terms and conditions of the Prior Order except as otherwise expressly described below in this Section of the Application. Applicants submit that amending the Prior Application to include the term “Equity Index(es)” in the definition of the terms “Underlying Index” and “Index”, respectively, in the Prior Application and to permit the Trust to issue Equity Funds as described below would be consistent with the terms and conditions of the Prior Order.

2.	Operations of the Funds
The Equity Funds will be managed and operated in the same manner as is expressly stated in the Prior Application, and will be subject to the same representations made therein with respect to the Funds, as well as those stated herein. The Portfolio Holdings of each Equity Fund will be selected in the manner described in the Prior Application and the investment techniques currently used by the Trust and described in Section III.A. of the Prior Application will be used to attempt to achieve each Equity Fund’s individual investment objective; that is, the Adviser or any SubAdviser will utilize a replication strategy (“Replication Strategy”), or a representative sampling strategy (“Sampling Strategy”). When using a Sampling Strategy, the Adviser or any SubAdviser will attempt to match the return and risk characteristics of the portfolio of an Equity Fund to the return and risk characteristics of its Underlying Index. The Adviser or any SubAdviser may include or exclude certain Index Constituents of the Underlying Equity Index to create a more liquid portfolio and/or to improve arbitrage opportunities, and the Adviser believes that this sampling technique will permit the substitution of a more liquid Deposit Security for a less liquid Index Constituent with similar characteristics.

Under normal circumstances at least 80% of each Equity Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the Component Securities of its Underlying Index representing Component Securities. Each Equity Fund may also invest the remainder of its total assets, up to 20%, in securities that are not Component Securities (the “Remainder Basket”). For example, an Equity Fund may invest in securities that are not Component Securities of its Underlying Index in order to reflect prospective changes in such Index (such as reconstitutions, additions and deletions). Any security selected by the Adviser for inclusion in the Equity Fund’s Remainder Basket will be selected based on the Adviser’s belief that such an investment will assist the Equity Fund in tracking the performance of its Underlying Index. As long as each Fund invests at least 80% of its total assets in Component Securities, each Equity Fund may invest its other assets in futures contracts, options on futures contracts, options and swaps, which are not Component Securities, as well as cash and cash equivalents and other investment companies, all in accordance with the requirements of the Act and rules promulgated thereunder. With respect to the Equity Funds, Applicants represent that  each Equity Fund’s portfolio holdings will have aggregate investment characteristics similar to the Component Securities of its Underlying Index and will have a total return similar to its Underlying Index.

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3.	Purchase and Redemptions of Shares and Creation Units
The Trust will offer, issue and sell Shares of each Equity Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. The NAV of each Equity Fund is expected to be determined as of 4:00 p.m. ET on each “Business Day”, which is defined to include any day that the Equity Fund is open for business as required by Section 22(e) of the Act. The Trust will sell and redeem Creation Units of each Equity Fund only on a Business Day. Applicants anticipate that the price of a Share will range from $20 to $200, and that the price of one Creation Unit will range from $1,000,000 to $10,000,000.

a)	Placement of Orders to Purchase Creation Units
Shares of the Equity Funds will generally be purchased and redeemed in the same manner and pursuant to the same conditions described in the Prior Application under Section III.B.1. entitled “Placement of Orders to Purchase Creation Units” (“Section III.B.1.”) except (i) the term “Deposit Securities” will be defined to include Equity Securities and (ii) other exceptions otherwise stated herein.

b)	Payment for Creation Units
Payment with respect to Creation Units placed through the Distributor will be made in the same manner and pursuant to the same conditions as specified in the Prior Application under Section III.B.2.; generally, persons12 purchasing Creation Units from the Funds must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Adviser (the “Cash Amount”), plus the applicable Transaction Fee, or an All-Cash Payment. As is the case for all of the Trust’s Funds, the Adviser or the SubAdviser will make available on each Business Day, prior to the opening of trading on the Exchange, a list of the names and amounts of the Deposit Securities for each Equity Fund. Applicants note that information about the intra-day and closing prices for the Deposit Securities in the Portfolio Deposit of each Equity Fund is readily available to the marketplace.

c)	Redemption
Redemptions with respect to Creation Units placed through the Distributor will be made in the same manner and pursuant to the same conditions as specified in the Prior Application under Section III.B.3.; generally, investors13 requesting a redemption will receive an “in-kind” payment of the Deposit Securities together with the requisite balancing amount.  The Trust has, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Fund.

d)	Pricing of Shares
The price of shares will be based on a current bid/offer in the secondary market in the same manner and pursuant to the same conditions as described in the Prior Application under Section III.B.4. entitled “Pricing of Shares” (“Section III.B.4.”).

e)	Availability of Information Regarding Shares and Underlying Indexes
Applicants will provide information regarding, and expect that the relevant Exchanges, automated quotation systems, and other publishers will provide information regarding, the Equity Funds and their respective Underlying Indexes as described in the Prior Order under section III.G.

12 Purchase requests must be placed by or through an Authorized Participant.
13 Redemption requests must be placed by or through an Authorized Participant.

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B.	Fixed Income-Equity Funds

1.	General
As stated above, the Trust also intends to issue a series of “Fixed Income-Equity Funds” based on Underlying Fixed Income-Equity Indexes whose Index Constituents are comprised of Domestic and/or International Fixed Income Securities and Domestic and/or International Equity Securities. Applicants believe that, given the increasing investor use of asset allocation strategies that include both equity and fixed income exposure, this Application will permit the Trust greater flexibility and allow the Trust to offer a wider array of Funds to potential investors interested in these strategies in a more convenient and cost-effective manner.

Each Fixed Income-Equity Index will be a fixed income-equity index developed by either [TBD] and derived from the application of their Rules-Based Process or a third-party, non-affiliated index provider.  The Fixed Income-Equity Funds may include a typical tactical allocation strategy whereby, on a periodic basis, [TBD]’s rules-based strategy would re-weight the allocations to equities and fixed income in the Affiliated Index (as defined below) based on various investment parameters.

Therefore, Applicants propose to amend the Prior Order to permit the Trust to issue Shares of Fixed Income-Equity Funds, and to use their Underlying Indexes and to issue their Shares under the terms and conditions of the Prior Order except as otherwise expressly described below in this Application. Applicants submit that amending the Prior Order  to include the term “Fixed Income-Equity Index(es)” in the definition of the terms “Underlying Index” and “Index”, respectively, in the Prior Application and to permit the Trust to issue Fixed Income-Equity Funds as described below would be consistent with the terms and conditions of the Prior Order.

2.	Operations of the Funds
The Fixed Income-Equity Funds will be managed and operate in the same manner as is expressly stated in the Prior Application, and will be subject to the same representations made therein with respect to the Funds, as well as those stated herein. So, for example, the operations of the Fixed Income-Equity Indexes will be chosen as described in Section III.A. of the Prior Application and the operations of the Fixed Income-Equity Indexes will be chosen as described above. Also, the investment techniques currently used by the Trust and described in the Prior Application and as described in Section III.A.2. above will be used to attempt to achieve each Fixed Income-Equity Fund’s individual investment objective; that is, the Adviser or any SubAdviser will utilize a Replication Strategy or a Sampling Strategy.

Under normal circumstances at least 80% of each Fixed Income-Equity Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the Component Securities of its Underlying Index representing Component Securities. Each Fixed Income-Equity Fund may also invest the remainder of its total assets, up to 20%, in securities that are not Component Securities (the “Remainder Basket”). For example, a Fixed Income-Equity Fund may invest in securities that are not Component Securities of its Underlying Index in order to reflect prospective changes in such Index (such as reconstitutions, additions and deletions). Any security selected by the Adviser for inclusion in the Fixed Income-Equity Fund’s Remainder Basket will be selected based on the Adviser’s belief that such an investment will assist the Fixed Income-Equity Fund in tracking the performance of its Underlying Index. As long as each Fixed Income-Equity Fund invests at least 80% of its total assets in Component Securities, each Fixed Income-Equity Fund may invest its other assets in futures contracts, options on futures contracts, options and swaps, which are not Component Securities, as well as cash and cash equivalents and other investment companies all in accordance with the requirements of the Act and rules promulgated thereunder. With respect to the Fixed Income-Equity Funds, Applicants represent that each Fixed Income-Equity Fund’s portfolio holdings will have aggregate investment characteristics similar to the Component Securities of its Underlying Index and will have a total return similar to its Underlying Index.

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3.	Purchase and Redemptions of Shares and Creation Units
The Fixed Income-Equity Funds will issue their Shares and redeem them in the same manner as described in Section III.A.3.above and pursuant to the same conditions as specified in the Prior Application unless otherwise amended herein.

a)	Placement of Orders to Purchase Creation Units
Shares of the Fixed Income-Equity Funds will generally be purchased and redeemed in the same manner and pursuant to the same conditions described in the Prior Application under Section III.B.1. entitled “Placement of Orders to Purchase Creation Units” (“Section III.B.1.”) except (i) the term “Deposit Securities” will be defined to include both Fixed Income Securities and Equity Securities and (ii) other exceptions otherwise stated herein.

b)	Payment for Creation Units
Payment with respect to Creation Units placed through the Distributor will be made in the same manner and pursuant to the same conditions as specified in the Prior Application under Section III.B.2.; generally, persons14 purchasing Creation Units from the Funds must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Adviser (the “Cash Amount”), plus the applicable Transaction Fee, or an All-Cash Payment. As is the case for all of the Trust’s Funds, the Adviser or the SubAdviser will make available on each Business Day, prior to the opening of trading on the Exchange, a list of the names and amounts of the Deposit Securities for each Fixed Income-Equity Fund. Applicants note that information about the intra-day and closing prices for the Deposit Securities in the Portfolio Deposit of each Fixed Income-Equity Fund is readily available to the marketplace.

c)	Redemption
Redemptions with respect to Creation Units placed through the Distributor will be made in the same manner and pursuant to the same conditions as specified in the Prior Application under Section III.B.3.; generally, investors15 requesting a redemption will receive an “in-kind” payment of the Deposit Securities together with the requisite balancing amount.  The Trust has, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Fund.

d)	Pricing of Shares
The price of shares will be based on a current bid/offer in the secondary market in the same manner and pursuant to the same conditions as described in the Prior Application under Section III.B.4. entitled “Pricing of Shares” (“Section III.B.4.”).

e)	Availability of Information Regarding Shares and Underlying Indexes
Applicants will provide information regarding, and expect that the relevant Exchanges, automated quotation systems, and other publishers will provide information regarding, the Fixed Income-Equity Funds and their respective Underlying Fixed Income-Equity Indexes as described in Section III.G. of the Prior Application.

C.	Spread Funds

1.	General
As stated above, it is anticipated that certain of the Funds will be based on Spread Indexes which are comprised of both long and short positions of equity securities, fixed-income securities, or a combination thereof (positions in securities, collectively “Spread Securities”) issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in US markets (“Domestic Indexes”). Other Funds will be based on Indexes which are comprised (i) exclusively of Spread Securities issued by non-domestic issuers in international, global, emerging and/or frontier markets and (ii) of Spread Securities issued by both such non-domestic and domestic issuers (“International Indexes”). Spread Funds may be based on Domestic Indexes as well as International Indexes. The Applicants request that the Order, if issued, apply equally to any Future Fund which operates pursuant to the terms and conditions stated in this Application.  Applicants believe that this amendment will allow the Trust to offer an array of Funds based on Spread Securities to potential investors who are interested in exposure to this class of investment.

14 Purchase requests must be placed by or through an Authorized Participant.
15 Redemption requests must be placed by or through an Authorized Participant.

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Each Spread Index will be a Spread Securities index developed by either [TBD] and derived from the application of their Rules-Based Process (as defined below) or by a third-party, non-affiliated index provider.

Therefore, Applicants propose to amend the Prior Application to permit the Trust to issue Shares of Spread Funds based on their Underlying Indexes and to issue their Shares under the terms and conditions of the Prior Order except as otherwise expressly described below in this Section of the Application. Applicants submit that amending the Prior Application to include the term “Spread Index(es)” in the definition of the terms “Underlying Index” and “Index”, respectively, in the Prior Application and to permit the Trust to issue Spread Funds as described below would be consistent with the terms and conditions of the Prior Order.

2.	Operations of the Funds
The Spread Funds will be managed and operated in the same manner as is expressly stated in the Prior Application, and will be subject to the same representations made therein with respect to the Funds, as well as those stated herein. The Portfolio Holdings of each Spread Fund will be selected in the manner described in the Prior Application and the investment techniques currently used by the Trust and described in Section III.A. of the Prior Application will be used to attempt to achieve each Spread Fund’s individual investment objective; that is, the Adviser or any SubAdviser will utilize a replication strategy (“Replication Strategy”), or a representative sampling strategy (“Sampling Strategy”). When using a Sampling Strategy, the Adviser or any SubAdviser will attempt to match the return and risk characteristics of the portfolio of a Spread Fund to the return and risk characteristics of its Underlying Index. The Adviser or any SubAdviser may include or exclude certain Index Constituents of the Underlying Spread Index to create a more liquid portfolio and/or to improve arbitrage opportunities, and the Adviser believes that this sampling technique will permit the substitution of a more liquid Deposit Security for a less liquid Index Constituent with similar characteristics.

Under normal circumstances at least 80% of each Spread Fund’s total assets (exclusive of collateral held from securities lending) will be invested, in both long and short positions as appropriate, in the Component Securities of its Underlying Index representing Component Securities. Each Spread Fund may also invest the remainder of its total assets, up to 20%, in securities that are not Component Securities (the “Remainder Basket”). For example, a Spread Fund may invest in securities that are not Component Securities of its Underlying Index in order to reflect prospective changes in such Index (such as reconstitutions, additions and deletions). Any security selected by the Adviser for inclusion in the Spread Fund’s Remainder Basket will be selected based on the Adviser’s belief that such an investment will assist the Spread Fund in tracking the performance of its Underlying Index. As long as each Fund invests at least 80% of its total assets in Component Securities, each Spread Fund may invest its other assets in futures contracts, options on futures contracts, options and swaps, which are not Component Securities, as well as cash and cash equivalents and other investment companies, all in accordance with the requirements of the Act and rules promulgated thereunder. With respect to the Spread Funds, Applicants represent that each Spread Fund’s portfolio holdings will have aggregate investment characteristics similar to the Component Securities of its Underlying Index and will have a total return similar to its Underlying Index.

3.	Purchase and Redemptions of Shares and Creation Units
The Trust will offer, issue and sell Shares of each Spread Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. The NAV of each Spread Fund is expected to be determined as of 4:00 p.m. ET on each “Business Day”, which is defined to include any day that the Spread Fund is open for business as required by Section 22(e) of the Act. The Trust will sell and redeem Creation Units of each Spread Fund only on a Business Day. Applicants anticipate that the price of a Share will range from $20 to $200, and that the price of one Creation Unit will range from $1,000,000 to $10,000,000.

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a)	Placement of Orders to Purchase Creation Units
Shares of the Spread Funds will generally be purchased and redeemed in the same manner and pursuant to the same conditions described in the Prior Application under Section III.B.1. entitled “Placement of Orders to Purchase Creation Units” (“Section III.B.1.”) except (i) the term “Deposit Securities” will be defined to include Spread Securities and (ii) other exceptions otherwise stated herein.

b)	Payment for Creation Units
Payment with respect to Creation Units placed through the Distributor will be made in the same manner and pursuant to the same conditions as specified in the Prior Application under Section III.B.2.; generally, persons16 purchasing Creation Units from the Funds must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Adviser (the “Cash Amount”), plus the applicable Transaction Fee, or an All-Cash Payment. As is the case for all of the Trust’s Funds, the Adviser or the SubAdviser will make available on each Business Day, prior to the opening of trading on the Exchange, a list of the names and amounts of the Deposit Securities for each Spread Fund. Applicants note that information about the intra-day and closing prices for the Deposit Securities in the Portfolio Deposit of each Spread Fund is readily available to the marketplace.

c)	Redemption
Redemptions with respect to Creation Units placed through the Distributor will be made in the same manner and pursuant to the same conditions as specified in the Prior Application under Section III.B.3.; generally, investors17 requesting a redemption will receive an “in-kind” payment of the Deposit Securities together with the requisite balancing amount.  The Trust has, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Fund.

d)	Pricing of Shares
The price of shares will be based on a current bid/offer in the secondary market in the same manner and pursuant to the same conditions as described in the Prior Application under Section III.B.4. entitled “Pricing of Shares” (“Section III.B.4.”).

e)	Availability of Information Regarding Shares and Underlying Indexes
Applicants will provide information regarding, and expect that the relevant Exchanges, automated quotation systems, and other publishers will provide information regarding, the Spread Funds and their respective Underlying Indexes as described in the Prior Order under section III.G.

D.	Self-Indexing Funds

1.	General
The Self-Indexing Funds will operate in a manner virtually identical to that of the Funds that were the subject of the Prior Order, except as described in this Application. “Funds” and “Future Funds” include the Self-Indexing Funds.

16 Purchase requests must be placed by or through an Authorized Participant.
17 Redemption requests must be placed by or through an Authorized Participant.

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2.	The Affiliated Indexes and Licensing Arrangements
Each underlying index for a Self-Indexing Fund (“Affiliated Index”) is or will be a rules-based index comprised of equity and/or fixed income securities (including depositary receipts). A wholly-owned subsidiary of the Adviser currently domiciled in California (the “Index Provider”) will create and/or own a proprietary, rules-based methodology (“Rules-Based Process”) to create indexes for use by the Self-Indexing Funds and other equity or fixed income investors.18 The Affiliated Indexes will be “transparent,” meaning that (i) both the Rules-Based Process and the composition of each Affiliated Index will be freely available to the public, (ii) any change to the Rules-Based Process will be announced at least sixty (60) days prior to becoming effective, (iii) any changes to constituents of and weightings of each Affiliated Index will be announced at least two (2) days prior to the Reconstitution Date and the Rebalance Date (as both such terms are defined below) and (iv) all such changes will be made freely available to the public. The Index Provider, as owner of the Affiliated Indexes and all intellectual property related thereto, intends to license the use of the Affiliated Indexes, their names and other related intellectual property to the Adviser for use in connection with the Trust and the Self-Indexing Funds. The licenses for the Self-Indexing Funds will specifically state that the Adviser must provide the use of the Affiliated Indexes and related intellectual property at no cost to the Trust and the Self- Indexing Funds.

3.	The Need for Exemptive Relief
In order to issue Shares of some or all of the Future Funds, the Applicants will need exemptive relief from Sections 2(a)(32), 5(a)(1), 22(d), 22(e), 17(a)(1), 17(a)(2), 12(d)(1)(A) and 12(d)(1)(B) of the Act and Rule 22c-1 thereunder, as discussed in the Prior Application.  Also, under the Prior Order, no entity that creates, compiles, sponsors or maintains an Underlying Index is or will be an affiliated person, or an affiliated person of an affiliated person, of a Trust, a Fund, the Adviser or any Sub-Adviser to a Fund, or of the Distributor. Section 2(a)(3) of the Act defines, in relevant part, an “affiliated person” of another person as “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”  As the Adviser serves as investment adviser to the Funds, the Funds could be deemed to be “under common control” for purposes of Section 2(a)(3). In addition, Section 2(a)(3)(E) of the Act provides that any investment adviser to an investment company is deemed an “affiliated person” of such company. Thus, the Index Provider could be deemed to be an “affiliated person of an affiliated person” with respect to the Self-Indexing Funds.  As a result, the Applicants would not be permitted to retain the Index Provider for a Self-Indexed Fund, absent further exemptive relief.

Applicants believe that each Self-Indexing Fund’s investment strategy of tracking its Affiliated Index fits squarely within the scope of the relief previously granted in the Prior Order, except that the Self-Indexing Funds will seek to track Affiliated Indexes that will be provided by the Index Provider. Indeed, Applicants submit that, were the Index Provider not an “affiliated person” of the Adviser, the Trust or the Self-Indexing Funds, (i) each Self-Indexing Fund’s use of its Affiliated Index would be indistinguishable from the use of existing equity and/or fixed income indexes by other ETFs and (ii) the Index Provider would be viewed no differently than the existing index providers who create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including ETFs. Applicants assert that the structure of the Self-Indexing Funds will be virtually identical to that of the ETFs established by WisdomTree Trust, IndexIQ, Market Vectors and Claymore Trust, and but for the presence of the affiliated Index Provider, other existing index-based ETFs. Applicants further submit that the operation of the Self-Indexing Funds and the Self-Indexing Funds’ arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of ETFs now trading.

18 The Affiliated Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c)(1) or 3(c)(7) of the Act for which the Adviser may act as adviser or subadviser (“Affiliated Accounts”) as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as adviser or subadviser (“Unaffiliated Accounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Accounts”), like the Funds, would seek to track the performance of one or more Affiliated Index(es) by investing in the constituents of such Affiliated Index(es) or a representative sample of such constituents of the Affiliated Index. Consistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

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Applicants contend that the potential conflicts of interest arising from the fact that the Index Provider will be an “affiliated person” of the Adviser are not actual concerns, and will not have any impact on the operation of the Self-Indexing Funds, because the Affiliated Indexes will maintain transparency, the Self-Indexing Funds’ portfolios will be transparent and the Index Provider, the Adviser, any Sub-Adviser and the Self-Indexing Funds each will adopt policies and procedures to address any potential conflicts of interest (“Policies and Procedures”). Among other things, the Policies and Procedures will be designed to limit or prohibit communication with respect to issues/information related to the maintenance, calculation and reconstitution of the Affiliated Indexes between the “Index Administrator” (the employee of the Index Provider with ultimate responsibility for the Affiliated Indexes and Rules-Based Process), the “Index Group” (those employees of the Index Provider appointed to assist the Index Administrator in the performance of his/her duties) and the employees of the Adviser. In conjunction with the Policies and Procedures, the restrictions on the Rules-Based Process will prevent the Adviser, or any person affiliated with it or any Self-Indexing Fund, from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies that may be added to or deleted from an Affiliated Index or from any Self-Indexing Fund that tracks the Affiliated Indexes.

Applicants assert that the Affiliated Indexes will be as transparent as other indexes used by existing affiliated index-based ETFs (e.g., WisdomTree). Like the indexes used by ETFs currently trading, the Affiliated Indexes owned by the Index Provider will be created using a detailed Rules-Based Process that will be made publicly available. The Index Provider will publish in the public domain, including on its website and/or the Self-Indexing Funds’ website (“Website”), the rules that govern the construction and maintenance of each of its Affiliated Indexes. Applicants believe that this will prevent the Adviser from possessing any advantage over other market participants by virtue of its affiliation with the Index Provider. Of course, like all index providers, the Index Provider reserves the right to modify the Rules-Based Process in the future. It could be modified, for example, to reflect changes in the underlying market tracked by an Affiliated Index, to change the way in which the Rules-Based Process takes into account market events, or to change the way a corporate action, such as a stock split, is handled. Such changes would not take effect until the Index Group has given (1) the Calculation Agent (defined below) reasonable prior written notice of such rule changes and (2) the investing public at least sixty (60) days published notice that such changes will be implemented. The Index Administrator and Index Group are solely responsible for the creation and development of the Rules-Based Process and determining the nature of modifications to the Rules-Based Process. In conjunction with the Policies and Procedures discussed herein, these restrictions will prevent the Adviser, any Sub-Adviser, or any person affiliated with it or with any Self-Indexing Fund, from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies that may be added to or deleted from the Affiliated Index or from any Self-Indexing Funds that track the Affiliated Indexes. Applicants believe that by publicly disclosing the Rules-Based Process governing the construction and maintenance of the Affiliated Indexes, and by requiring significant advance publication of changes to the Rules-Based Process, the Affiliated Indexes that will be owned by the Index Provider will be as transparent as other affiliated indexes underlying existing ETFs.

4.	Policies and Procedures to Guard Against Conflicts of Interest
The limitation in the Prior Order referred to above is based on concerns regarding the following conflicts of interest that could result if the Index Provider has one of the proscribed relationships with the Trust, the Adviser, any Sub-Adviser, Distributor or promoter of a Self-Indexing Fund: the potential ability of an affiliated person to manipulate the Affiliated Index to the benefit or detriment of the Self-Indexing Fund as well as conflicts that may also arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Affiliated Index’s composition methodology or the constituent securities in an Affiliated Index prior to the time that information is publicly disseminated.

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Applicants do not believe the potential for conflicts of interest raised by the Adviser’s use of the Affiliated Indexes in connection with the management of the Self-Indexing Funds and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds. More specifically, Applicants do not believe the potential for conflicts presented by the Adviser’s use of the Affiliated Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side-by-side management of ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. Furthermore, Applicants do not believe the potential for conflicts presented by the Adviser’s use of the Affiliated Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented and addressed in the WisdomTree Order. The Adviser and the Index Provider will adopt and implement the Policies and Procedures that they believe will minimize or eliminate any potential conflicts of interest.

First, the Adviser will disclose the potential for conflicts to the Self-Indexing Funds and their shareholders. Second, as discussed further herein, the Index Provider will adopt Policies and Procedures designed to prevent the dissemination and improper use of non-public information about changes to the constituents of each Affiliated Index (“Affiliated Index Constituents”) and the Rules-Based Process. In addition, the Adviser and any Sub-Adviser has adopted or will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include Policies and Procedures designed to minimize potential conflicts of interest among the Self-Indexing Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Self-Indexing Funds, as well as those of the Affiliated Accounts, as index funds, minimizes the potential for conflicts as the investment strategies of each Self-Indexing Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Underlying Index. Neither the Adviser nor any Sub-Adviser will receive incentive fees for outperforming the Affiliated Index of any Self-Indexing Fund or Affiliated Account. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.

To the extent the Self-Indexing Funds transact with an affiliated person of the Adviser or Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of the Order. Subject to the approval of the Self-Indexing Funds’ Board, the Adviser, affiliated persons of the Adviser (“Adviser Affiliates”) and those of any Sub-Adviser (“Sub-Adviser Affiliates”) may be authorized to provide custody, fund accounting and administration and transfer agency services to the Self-Indexing Funds. Any services provided by the Adviser, Adviser Affiliates, Sub-Adviser and Sub-Adviser Affiliates will be performed in accordance with the provisions of the Act, the rules under the Act and any relevant guidelines from the staff of the Commission.

5.	Index Provider and Calculation Agent

a)	General
As owner of the Affiliated Indexes, the Index Provider will enter into an agreement (“Calculation Agent Agreement”) with a third party to act as “Calculation Agent.” The Calculation Agent is not and will not be an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Self-Indexing Funds, of the Adviser, of any Sub-Adviser, of any promoter or of the Distributor. Pursuant to the terms of the Calculation Agent Agreement, the Index Provider will initially apply the Rules-Based Process to the universe of equity and/or fixed income securities and will determine the number, type and weight of Affiliated Index Constituents that will comprise each Affiliated Index and will perform all calculations necessary to determine the proper make-up of each such Affiliated Index. Thereafter, (i) the Calculation Agent will be solely responsible for the calculation and maintenance of each Affiliated Index, as well as the dissemination of the values of each Affiliated Index and (ii) the Index Provider will be responsible solely for performing the reconstitution updates and rebalance updates for each Affiliated Index on the relevant Reconstitution Dates and Rebalance Dates (each as defined below).19

19 The Index Provider will reserve the right to modify the Rules-Based Process in the future.

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The Calculation Agent will disseminate Affiliated Index information through one or more unaffiliated third-party data providers, which are available to subscribers. Affiliated Index values on a total return basis will be disseminated on an end-of-day basis through such unaffiliated third-party data provider(s). The “price index values”20 of each Affiliated Index will be calculated by the Calculation Agent and disseminated in accordance with the rules of the Exchange.21 Information about each Affiliated Index, including data on Affiliated Index Constituents and weightings, will be available on the Website, as will a rule book describing the Rules-Based Process applicable to such Affiliated Index (“Rule Book”). The Index Group will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation and dissemination functions in accordance with the Rules-Based Process. The Index Administrator and the Index Group do not, and will not, have any responsibility for management of the Self-Indexing Funds.

b)	Component and Weighting Changes
In accordance with the Rules-Based Process, the Index Group will provide the data to the Calculation Agent, who will update each Affiliated Index on at least an annual basis (and in some cases on a more frequent periodic basis) to add or delete individual Affiliated Index Constituents that have been selected or deleted pursuant to the Rules-Based Process after the close of trading on the date provided for in the relevant Rule Book (each such date a “Reconstitution Date”) and to rebalance the Affiliated Index Constituents from time to time, as described in the relevant Rule Book (each such occurrence a “Rebalance Date”).22 For Affiliated Indexes with more frequent reconstitution, individual Affiliated Index Constituents will be added or deleted pursuant to the Rules-Based Process after the close of trading on the days specified in the Rule Books pertaining to such Affiliated Indexes. The Index Provider will not disclose any information concerning the identity of Affiliated Index Constituents that have been added to, or deleted from, each Affiliated Index, or the weightings of such Affiliated Index Constituents, to the Adviser, any Sub-Adviser, the Self-Indexing Funds or any other affiliated entities before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent) and is available to the entire investing public. Notwithstanding the foregoing, the Calculation Agent may disclose such information solely to the Index Administrator and the Index Group in order to permit such persons to monitor the results produced by the Calculation Agent for compliance with the Rules-Based Process. The Index Provider, the Index Administrator, the Index Group and the Calculation Agent will be expressly prohibited from providing this information to any employees of the Adviser or those of any Sub-Adviser or their affiliates until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent). As employees of the Index Provider, the Index Administrator and members of the Index Group (i) will not have any responsibility for the management of the Self-Indexing Funds or the Affiliated Accounts, (ii) will be expressly prohibited from sharing this information with any employees of the Adviser or those of any Sub-Adviser, including those persons that have responsibility for the management of the Self-Indexing Funds or the Affiliated Accounts until such information is publicly announced, and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties.

20A “total return index value” reflects price appreciation (or depreciation) of the constituent securities plus reinvestment of dividends, whereas a “price index value” reflects only price appreciation (or depreciation) of the constituent securities.
21 NYSE Arca, Inc. rules generally require current index values for U.S. indices to be widely disseminated by one or more major market data vendors at least every 15 seconds during the core trading session and for international or global indices to be widely disseminated by one or more major market data vendors at least every 60seconds during the core trading session. In addition, the NYSE Arca, Inc. rules generally require the value of the index to be calculated and disseminated to the public at least once per business day; provided that, if the securities representing at least half the value of the index are securities of a single country other than the United States, then the value of the index may be calculated and disseminated to the public at least once per business day in that country.
22 Affiliated Indexes may have Reconstitution Dates and Rebalance Dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly. The Reconstitution Dates and Rebalance Dates for each Affiliated Index will be made available on the Website and will also be disclosed in the Prospectus for each such Self-Indexing Fund.

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The new Affiliated Index Constituents and their approximate new weightings will be announced at least two (2) days prior to a Reconstitution Date or a Rebalance Date, and then again, with definitive weights, after the close on each Reconstitution Date or Rebalance Date before the opening on the next day to the general public and the Adviser and any Sub-Adviser (on behalf of the Self-Indexing Funds and the Accounts). Again, none of the Adviser, any Sub-Adviser or any other person, whether affiliated or unaffiliated, would be provided with the Affiliated Index weightings and composition until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent).

Affiliated Index Constituents may be added to and/or deleted from any Affiliated Index on a day other than the Reconstitution Date if there is a change to the Rules-Based Process that results in such new constituents being added to such Affiliated Index. Changes to the Rules-Based Process resulting in the addition and/or deletion of Affiliated Index Constituents to any Affiliated Index on a day other than the Reconstitution Date should occur only infrequently, if at all. In addition, Affiliated Index Constituents may be added to and/or deleted from an Affiliated Index on a day other than the Reconstitution Date as a result of the occurrence of “corporate actions” as set forth in the Rule Books. These additions and/or deletions will be executed by the Calculation Agent as soon as possible after the corporate action is announced. Except as described above, new Affiliated Index Constituents will not be added to any Affiliated Index other than on a Reconstitution Date.

As is the case with other index ETFs, each Self-Indexing Fund will make changes to its portfolio holdings in response to certain announced changes in its Affiliated Index when the Adviser or Sub-Adviser believes it is in the best interest of the Self-Indexing Fund to do so. Additions to and deletions from a Self-Indexing Fund’s portfolio holdings could be made (i) immediately or shortly after a change to its Affiliated Index Constituents or Rules-Based Process is announced, (ii) on or about the date the announced change to such Affiliated Index Constituents or Rules-Based Process is actually implemented by the Calculation Agent, or (iii) any time thereafter. In determining whether and when to implement a change to a Self-Indexing Fund’s portfolio holdings, the Adviser or Sub-Adviser would consider brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Self-Indexing Fund’s tracking error against its Affiliated Index.

6.	Transparency of the Affiliated Indexes
The Index Provider will describe the basic concept of each Affiliated Index and disclose the relevant Rule Books laying out the Rules-Based Process on the Website. As discussed above, changes to the Rules-Based Process will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Administrator has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect. Applicants note that the identity and Affiliated Index weightings of the companies that meet the criteria of the Rules-Based Process will be readily ascertainable by anyone, since the Rules-Based Process, including the selection criteria, will be freely available. The Index Administrator will not provide any employee or director of the Index Provider (except other members of the Index Group), Adviser, any Sub-Adviser, Account or the Self-Indexing Funds with notice of changes to the Rules-Based Process prior to making such information publicly available.23

23 However, in accordance with the Policies and Procedures, the Index Administrator may make information available to very senior management or other personnel of the Adviser or its subsidiaries who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Adviser, other than portfolio management for the Self-Indexing Funds or Affiliated Accounts. The Adviser will adopt Policies and Procedures forbidding such persons from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Rules-Based Process or the Affiliated Indexes.

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The Website will also include information designed to educate investors. The Calculation Agent will make available to the Index Provider information on the Affiliated Indexes that the Index Provider will make available to the general public on the Website. Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Affiliated Index Constituents of each Affiliated Index and their respective weightings in each Affiliated Index as of the close of the prior Business Day, the portfolio holdings held by each Self-Indexing Fund and their respective weightings, and each Self-Indexing Fund’s per share NAV, closing price and a calculation of the premium or discount of such price against such NAV, all as of the prior Business Day. The components and weightings of the Affiliated Indexes, as well as the portfolio holdings of each Self-Indexing Fund, are also expected to be available through unaffiliated third-party data vendors.

Changes to the Affiliated Index Constituents made by the Index Provider and/or the Calculation Agent will be disclosed by such party and published on the Website. Any such Index Provider and/or Calculation Agent announcements or Website disclosures to the public will be made in such a manner that none of the Index Provider employees outside of the Index Group, the Adviser, any Sub-Adviser nor any Self-Indexing Fund, is notified of actions prior to the general investing public, except as described herein.

Applicants believe that each Affiliated Index will maintain transparency. All components, weightings, additions and deletions from the Affiliated Indexes will not only be publicly available, but also will be publicly announced prior to any changes being made. As stated above, Applicants believe that this level of disclosure is similar to that of other Affiliated Indexes currently used by ETFs. The Index Provider will adopt Policies and Procedures prohibiting employees from disclosing or using any non-public information acquired through their employment, except as appropriate in connection with the rendering of services to the administration of the Affiliated Indexes. Also, the Index Provider will adopt Policies and Procedures that prohibit and are designed to prevent anyone, including the members of the Index Group, from disseminating or using non-public information about pending changes to the Affiliated Index Constituents or Rules-Based Process, except as described herein. These policies will specifically prohibit the members of the Index Group from sharing any non-public information about the Affiliated Indexes with any personnel of the Adviser or Sub-Adviser responsible for management of the Self-Indexing Funds and/or any Affiliated Account. The Adviser and any Sub-Adviser also will adopt policies that prohibit personnel responsible for the management of the Self-Indexing Funds and/or any Affiliated Account from sharing any non-public information about the management of the Self-Indexing Funds and any Affiliated Account with any personnel of the Index Provider, especially those persons responsible for creating, monitoring, calculating, maintaining or disseminating the Affiliated Indexes. The Adviser has and any Sub-Adviser will have, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.

In addition, the Index Provider will retain an unaffiliated third-party Calculation Agent to calculate and maintain the Affiliated Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Affiliated Indexes to anyone, and expressly not to the personnel of the Adviser or any Sub-Adviser responsible for the management of the Self-Indexing Funds or Affiliated Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Affiliated Indexes to the Index Provider, the Adviser, any Sub-Adviser, and the public at the same time, except as otherwise described herein.

The Index Administrator and other Index Group members will be employees of the Index Provider. The Calculation Agent is not, and will not be, affiliated with the Index Provider, the Adviser or any Sub-Adviser. The Index Group personnel responsible for creating and monitoring the Affiliated Indexes and the personnel of the Calculation Agent responsible for calculating and maintaining the Affiliated Indexes are employees of separate organizations and will be located in physically separate offices. Members of the Index Group, including the Index Administrator, will not have access to the computer systems used by the Adviser or any Sub-Adviser in connection with their portfolio management activities. Furthermore, the Index Provider will adopt Policies and Procedures which impose a restricted list and blackout period requirements24 on all members of the Index Group.

24 The Index Provider will adopt “Restricted List” and “Blackout Period” procedures and requirements. In summary, no Access Person (as defined in these procedures and requirements) will be permitted to trade in any security on the Restricted List during the Blackout Period, as defined below. The “Restricted List” will include any security that is an Affiliated Index Constituent of any Affiliated Index upon which a Self-Indexing Fund or Affiliated Account is based. The “Blackout Period” is a time period which extends seven calendar days—from the close of trading a full 24 hours before the Self-Indexing Fund or Affiliated Account or portfolio manager for such Self-Indexing Fund or Affiliated Account receives its rebalance or reconstitution information from the Index Provider until three trading days after such Self-Indexing Fund or Affiliated Account or portfolio manager receives its rebalance or reconstitution information from the Index Provider. For example, if a Self-Indexing Fund or Affiliated Account or portfolio manager receives rebalance or reconstitution information on a Monday, the Blackout Period extends from market close on the prior Thursday to market close on the following Thursday.

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The portfolio managers responsible for day-to-day portfolio management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser. The personnel of the Adviser and those of any Sub-Adviser responsible for any day-to-day portfolio management will be employees of separate organizations. Neither the Adviser nor any Sub-Adviser will have access to the computer systems used by the Calculation Agent nor to the computer systems used by the Index Group to monitor, calculate and rebalance the Affiliated Indexes. The Adviser will also adopt Policies and Procedures which require any personnel responsible for the management of a Self-Indexing Fund and/or any Affiliated Account to comply with the Restricted List and Blackout Period requirements and which require reporting on securities transactions to a designated senior employee of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. The Adviser has also adopted a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the Trust with the certification required by Rule 17j-1 under the Act.

7.	Portfolio Transparency, “Front Running” and “Free Riding”
As discussed throughout this Application, Applicants believe that the information about each Self-Indexing Fund’s portfolio holdings, the composition of its Affiliated Index and the disclosure about the Rules-Based Process will be both public and as extensive as that information now provided by other ETFs currently listed and traded. In addition, the current values of the Deposit Securities, on a per Share basis, and each Affiliated Index will be disseminated in accordance with the rules of the Exchange on which the Fund trades. Further, the identity of Deposit Securities, and Fund Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided under the Prior Order.

Applicants believe that the disclosure of Self-Indexing Fund portfolio holdings would be unlikely to lead to “front running” (where other persons would trade ahead of the Self-Indexing Fund and the investors assembling the Deposit Securities for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Self-Indexing Fund portfolio holdings would not lead to “free riding” (where other persons mirror the Self-Indexing Fund’s investment strategies without paying the Self-Indexing Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

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8.	Potential Conflicts of Interest Similar to Those Involved in Prior Approvals
In the IndexIQ Order, WisdomTree Order, Market Vectors Order, and Claymore Order (collectively, the “Prior Affiliated Index Orders”) the Commission considered the potential conflicts presented by an affiliated person of an investment adviser to an index management investment company (organized as an ETF) acting as an index provider to the investment company.25 Applicants believe the potential conflicts of interest presented and addressed in the Prior Affiliated Index Orders are virtually identical to the potential conflicts created by the operation of the Self-Indexing Funds and the Affiliated Indexes. Applicants therefore do not believe their request for Relief presents any novel legal issues that the Commission has not already considered.

Applicants have adopted or will adopt Policies and Procedures designed to address potential conflicts virtually identical to those as adopted by WisdomTree and its affiliates. As discussed above, the Adviser has adopted policies prohibiting its employees from disclosing or using any non-public information acquired through their employment, except as appropriate in connection with the rendering of services to the Funds and the Affiliated Accounts. Similarly, the Index Provider will adopt Policies and Procedures that prohibit the members of the Index Group from disseminating or using non-public information about pending changes to Affiliated Index Constituents or the Rules-Based Process except in connection with the performance of their respective duties. These Policies and Procedures will specifically prohibit members of the Index Group from sharing any non-public information about the Affiliated Indexes with personnel of the Adviser or Sub-Adviser responsible for management of the Self-Indexing Funds and/or any Affiliated Accounts, except as described herein. The Adviser will adopt Policies and Procedures that prohibit personnel responsible for the management of the Self-Indexing Funds and/or any Affiliated Accounts from sharing any non-public information about the management of the Self-Indexing Funds and Affiliated Accounts with the Index Provider’s and Calculation Agent’s personnel, including those responsible for creating and monitoring the Affiliated Indexes. Any Sub-Adviser will be instructed to not discuss, and will have adopted Policies and Procedures that prohibit the Sub-Adviser from disclosing, non-public information about portfolio management of the Self-Indexing Funds and Affiliated Accounts with the Index Provider’s and Calculation Agent’s personnel, including those responsible for creating and monitoring the Affiliated Indexes.

IV.	In Support of the Application

A.	Summary of the Application
Applicants seek an Order from the Commission to amend the Prior Order to amend the terms “Underlying Index” and “Index” defined in the Prior Application.  If the Commission approves the Application, these terms will be defined to include (i) indexes that are comprised of domestic and foreign equity securities, (ii) indexes that are comprised of a combination of fixed income securities and equity securities, (iii) indexes comprised of Spread Securities, and (iv) indexes created, compiled, sponsored, or maintained by an Index Provider that is an affiliated person or an affiliated person of an affiliated person, the Trust, the Adviser, the Distributor, promoter, or any Sub-Adviser to the Funds.  The Order also would permit the Funds based on stated Underlying Indexes to issue their Shares under the terms and conditions of the Prior Order except as otherwise expressly described in this Application.

The Self-Indexing Funds, except as otherwise noted herein, will operate in a manner substantially identical to the operation of the other Funds. The requested relief would amend the Prior Order to apply to the Self-Indexing Funds whose Underlying Indexes are provided by an affiliated index provider. The Self-Indexing Funds will comply with the terms and conditions of the Prior Order as amended by this Application.

25See footnotes 5, 6, 7, and 8, supra.

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Further, the Index Provider will retain an unaffiliated third-party Calculation Agent to calculate and maintain the Underlying Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Underlying Indexes to anyone, and specifically not to the personnel of the Adviser or Sub-Adviser responsible for the management of the Self-Indexing Funds or Affiliated Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Underlying Indexes to the Index Provider, the Adviser, any Sub-Adviser, on behalf of the Self-Indexing Funds and Affiliated Accounts, as applicable, and the public at the same time, except as otherwise described Section III.C.5. above. The Index Group personnel responsible for creating and monitoring the Underlying Indexes and the personnel of the Calculation Agent responsible for calculating and maintaining the Underlying Indexes are employees of separate organizations and will be located in physically separate offices. Similarly, the personnel of the Adviser and those of any Sub-Adviser responsible for day to day portfolio management are employees of separate organizations. Also, as discussed above, the Index Provider will adopt Policies and Procedures which impose Restricted List and Blackout Period requirements on all members of the Index Group. The Adviser will also adopt Policies and Procedures which require any personnel responsible for the management of a Self-Indexing Fund and any Affiliated Account to (i) comply with Restricted List and Blackout Period requirements and (ii) require reporting of securities transactions to a designated senior employee of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted the policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and provide the Trust with the certification required by Rule 17j-1 under the Act.

Based on the policies and procedures to be adopted by the Applicants to guard against conflicts of interest described in this Application, Applicants believe: (i) with respect to the relief requested pursuant to Section 6(c) of the Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policies of each Fund; and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested pursuant to Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

B.	Trading History of Similar Products
Applicants expect Shares to trade at or close to NAV. Applicants understand that, to date, prior ETFs have consistently traded at, or very close to, their respective NAVs. For example, according to Bloomberg Finance L.P.:

•
For the 1-year period ending December 31, 2010, the average deviation between the daily closing price and the daily NAV of the WisdomTree LargeCap Dividend Fund was plus 0.032% (i.e., a premium of 0.032%) with a maximum deviation of 0.751% (i.e., a premium of 0.751%).

•
For the 1-year period ending December 31, 2010, the average deviation between the daily closing price and the daily NAV of the WisdomTree Dividend ex-Financials Fund was plus 0.038% (i.e., a premium of 0.038%) with a maximum deviation of 0.842% (i.e., a premium of 0.842%).

•
For the 1-year period ending December 31, 2010, the average deviation between the daily closing price and the daily NAV of the WisdomTree MidCap Dividend Fund was plus 0.072% (i.e., a premium of 0.072%) with a maximum deviation of 1.179% (i.e., a discount of 1.179%).

Given that the Funds’ structure will be similar to these ETFs, Applicants expect Shares to trade at or close to NAV. Since each Fund intends to provide investment returns that correspond closely to the total return of its Underlying Index, Applicants believe that there will be an extremely high correlation between the Underlying Indexes and the Funds. Applicants believe that this high correlation will tend to minimize tracking error.

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V.	The Product Does Not Raise Concerns

A.	Arbitrage Mechanism
Applicants assert that the arbitrage opportunities offered by the Trust and its Funds will be similar to those offered by existing ETFs, including ETFs with affiliated index providers. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV.

Although Shares of the Future Funds are not yet listed on an Exchange and therefore do not trade in the secondary market, Applicants have every reason to believe that the design and structure of the Funds and the transparency of the Deposit and Redemption Securities will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s portfolio.

B.	Investor Uses and Benefits of Products
Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradability, availability, certainty of purchase price and may include certain tax efficiencies. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. The last, but by no means least, important benefit is that investors will have access to extensive information regarding the Deposit Securities and Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisers and broker-dealers, among others, and will enhance general market knowledge about the Fund as well as the performance of its Adviser.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. Given that each Fund will be managed to replicate or closely track the total return of its Underlying Index, the Adviser will not have the latitude to change or specify certain Deposit Securities or Redemption Securities to favor an affiliate.

VI.	Request for Exemptive Relief
Applicants respectfully request that the Commission grant an Order amending the Prior Order.

VII.	Express Conditions to This Application
Applicants agree that any Amended Order of the Commission granting the requested Relief will be subject to the same conditions as those imposed by the Prior Order.

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VIII.	Names and Addresses
Pursuant to Rule 0-2(f) under the Act, Applicants state that its address is as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Stephen C. Rogers
ETSpreads, LLC
44 Montgomery Street, Suite 2100
San Francisco, CA 94104
(415) 398-2727

Copies to:

W. Thomas Conner, Esq.
Sutherland Asbill& Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415
(202) 383-0590

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IX.	Procedural Matters, Conclusions and Signatures
Pursuant to Rule 0-2(f) under the Act, Applicants state that written or oral communications regarding the Application should be directed to the individuals specified on the cover of the Application.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of the Application, and the persons signing and filing the Application on behalf of each Applicant are fully authorized to do so.

A Verification of Application and Statement of Fact required by Rule 0-2(d) under the Act with respect to the filing of the Application by each Applicant is attached hereto as Exhibit A.

Based on the facts, analysis and conditions in the Application, the Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the Relief requested by this Application.

A.	Exchange Traded Spreads Trust
Pursuant to the requirements of the Act, the Exchange Traded Spreads Trust has caused this Amended and Restated Application to be duly signed on its behalf in the city of San Francisco in the state of California on the 12th day of July, 2011.

Exchange Traded Spreads Trust

By: /s/ Stephen C. Rogers
Name: Stephen C. Rogers
Title: Trustee
Date: July 12, 2011

B.	ETSpreads, LLC
Pursuant to the requirements of the Act, ETSpreads, LLC has caused this Amended and Restated Application to be duly signed on its behalf in the city of San Francisco in the state of California on the 12th day of July, 2011.

ETSpreads, LLC

By: /s/ Stephen C. Rogers
Name:  Stephen C. Rogers
Title:  President
Date: July 12, 2011

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C.	ALPS Distributors Inc.
Pursuant to the requirements of the Act, ALPS Distributors, Inc. has caused this Amended and Restated Application to be duly signed on its behalf in the city of Denver in the state of Colorado on the 11th day of July, 2011.

ALPS Distributors, Inc.

By: /s/ Thomas A Carter
Name:  Thomas A Carter
Title:  President
Date: July 11, 2011

[NOTARY SEAL]

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X.	Exhibit A – Verification of Application and Statement of Fact

State of California	)

County of San Francisco	)

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application dated July 12, 2011 for and on behalf of Exchange Traded Spreads Trust; that he is Trustee of such company; and that all actions taken by shareholders, trustees, and other bodies necessary to authorize deponent to execute and file this Amended and Restated Application have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stephen C. Rogers
Name:	Stephen C. Rogers

Subscribed and sworn to before me, a notary public, this 12th day of July, 2011.

Notary Public  /s/ Bettina Jefferis

My commission expires: 12/18/14

[NOTARY SEAL]

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State of California	)

County of San Francisco	)

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application dated July 12, 2011 for and on behalf of ETSpreads, LLC; that he is the President of the general partner of the general partner of the managing member of such company; and that all actions taken by shareholders, directors, and other bodies necessary to authorize deponent to execute and file this Amended and Restated Application have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stephen C. Rogers
Name:	Stephen C. Rogers

Subscribed and sworn to before me, a notary public, this 12th day of July, 2011.

Notary Public  /s/ Bettina Jefferis

My commission expires: 12/18/14

[NOTARY SEAL]

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State of Colorado	)

County of Denver	)

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application dated July 12, 2011 for and on behalf of ALPS Distributors, Inc.; that he is the President of such company; and that all actions taken by shareholders, trustees, and other bodies necessary to authorize deponent to execute and file this Amended and Restated Application have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Thomas A. Carter
Name:	Thomas A. Carter

Subscribed and sworn to before me, a notary public, this 11th day of July, 2011.

Notary Public  /s/ Patricia P Lobato

My commission expires: 10/27/2012

[NOTARY SEAL]

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